[LOGO] WORLD ACCESS, INC.(TM)




             WORLD ACCESS REPORTS RECORD FINANCIAL RESULTS FOR 1998


ATLANTA, GEORGIA - February 11, 1999 - World Access, Inc. (Nasdaq: WAXS) announced today that its total sales from continuing operations in 1998 were $152.1 million, a $103.5 million or 213% increase over the $48.6 million in total sales from continuing operations for 1997. Excluding special charges, which were primarily related to the Company's four acquisitions during 1998, pre-tax income from continuing operations was approximately $27.8 million versus $13.1 million in 1997 and net income was $.59 per diluted share versus $.45 per diluted share in 1997. Including special charges and the results of discontinued operations, the Company reported net losses of $84.6 million or ($3.12) per share and $119.9 million or ($5.43) per share for the three and twelve months ended December 31, 1998.

As a result of the Company's recent announcement that it has engaged an investment banking firm to assist in the sale of all its non-core businesses, the Company is now reporting its financial results for continuing operations separately. The financial results for non-core businesses, which consist of the resale of Nortel and other OEM wireline switching equipment, third party repair of telecom equipment and pay telephone refurbishment, are being reported as discontinued operations. Trade sales for these businesses for the three and twelve months ended December 31, 1998 were approximately $16.0 million and $59.0 million, respectively.

John D. Phillips, President and Chief Executive Officer, said, "Excluding the one-time charges, World Access enjoyed a record year in 1998 for both trade sales and earnings per share. The Company began 1998 with an annual revenue base of approximately $50.0 million from proprietary products and services. With our recent acquisitions, we believe that the Company is now poised to generate more than $725 million in revenues from its core operations during 1999. The Company enters 1999 with a solid cash position, a strong balance sheet, a streamlined organization structure and a management team motivated to efficiently pursue continued sales and earnings growth."

"During the fourth quarter of 1998, we completed three significant acquisitions that have positioned World Access to provide its customers with a unique, comprehensive and value-added telecommunications network solution incorporating both international carrier services and the proprietary equipment required to switch and transport related local and long distance traffic. Our management team is now completely focused on the integration of these core businesses and the realization of the tremendous synergies that are now available to the Company as a result of these acquisitions and the aggressive build-out of equipment and service infrastructure projected for the global telecommunications markets. We have taken decisive action in the last 60 days to implement the restructuring initiatives necessary to ensure these synergies are realized in 1999."

The Company recorded approximately $92.6 million in special charges for continuing operations during the fourth quarter of 1998, including $50.3 million of in-process research and development costs related to the November 1998 merger with Telco Systems, Inc. ("Telco"), $6.2 million of impaired goodwill related to the Company's Westec and Sunrise operations, and $36.1 million of costs associated with facilities consolidation, the outsourcing of manufacturing requirements, product rationalization and other strategic initiatives undertaken to integrate the Company's fourth quarter 1998 acquisitions of Telco, NACT Telecommunications, Inc. ("NACT") and Resurgens Communications Group.

The Company had originally projected that fourth quarter charges for in-process research and development costs related to the NACT and Telco acquisitions would be in excess of $90.0 million. These calculations were completed in October 1998 and were based on established industry practice, current interpretations of generally accepted accounting principles and independent third party studies. The projected charges were reviewed in detail by the Company's independent accountants and the Securities and Exchange Commission ("SEC") prior to the approval and mailing of NACT and Telco proxy materials. Recently, the SEC has expressed views on the valuation of in-process research and development that differ from prior industry practice. These new views have dramatically reduced the valuations of in-process research and development and have been the subject of considerable criticism from U.S. industry, particularly technology companies. After considerable discussion with the SEC and its independent accountants, the Company elected to modify its valuation methods to meet current SEC interpretations rather than risk the possibility of restating financial results in the future. Additional goodwill amortization expense caused by the above and related intangible asset valuation issues impacted fourth quarter 1998 earnings by $.02 per share and will impact 1999 earnings by approximately $.16 per share.

Special charges in the fourth quarter also included costs associated with the consolidation and integration of the Company's wireless radio business in Wilmington, Massachusetts into Telco's operations in Norwood, Massachusetts, the pending sale of the Company's internal manufacturing operations in Alpharetta, Georgia to an established electronics contract manufacturer, severance benefits related to reductions in work force and other restructuring activities. In line with our recent decision to integrate the Class 5 functionality of the CDX switch and the Class 4 functionality of NACT's STX switch into a next generation technology platform, reserves for potential doubtful accounts and potential inventory obsolescence were established to minimize the Company's balance sheet exposure related to the CDX switch, a relatively new international product.


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Mr. Phillips, added, "The restructuring initiatives undertaken have been designed to simplify the Company's organization structure, redeploy capital tied up with internal manufacturing, leverage its customer base and reduce operating costs. Instead of a large number of small divisions, the Equipment Group is now structured whereby all of the Company's switching products are managed and supported by NACT's team based in Provo, Utah and all transport and access products are managed and supported by Telco's team based in Norwood, Massachusetts. The Company's wireless radios complement Telco's product line extremely well and will now be sold through Telco's proven sales force and distribution channels. Selling the Company's manufacturing operations in place to an experienced, full service contract manufacturer eliminates the Company's need to invest significant capital in facilities, equipment and inventories and reduces the risk of operating losses during periods of low production. U.S. Assemblies, Inc. is expected to purchase these operations and hire all of World Access' manufacturing employees on or about March 1, 1999. Telco partnered with U.S Assemblies in a similar program in 1997 that has been extremely successful in increasing customer satisfaction, reducing product costs, improving product quality and generating free cash flow."

World Access, Inc. provides international long distance voice and data services and proprietary network equipment to the global telecommunications markets. The World Access Telecommunications Group provides wholesale international long distance service to over 200 foreign countries through a combination of its own international network facilities, various international termination relationships and resale arrangements with other international long distance service providers. The World Access Equipment Group develops, manufactures and markets digital switches, billing and network telemanagement systems, cellular base stations, fixed wireless local loop systems, intelligent multiplexers, digital microwave radio systems and other telecommunications network products.

         EXCEPT FOR ANY HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS DISCUSSED IN THIS PRESS RELEASE CONTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES WHICH ARE DESCRIBED IN THE COMPANY'S SEC REPORTS, INCLUDING THE COMPANY'S ANNUAL REPORT ON FORM 10-K, AS AMENDED, FOR THE YEAR ENDED DECEMBER 31, 1997, THE COMPANY'S QUARTERLY REPORTS ON FORM 10-Q FOR THE THREE MONTHS ENDED MARCH 31, 1998, JUNE 30, 1998, AND SEPTEMBER 30, 1998, AND THE COMPANY'S REGISTRATION STATEMENT ON FORM S-3 (NO. 333-43497).

WORLD ACCESS CONTACT:      NANCY L. DE JONGE
(404-231-2025)             DIRECTOR OF INVESTOR RELATIONS
                           http://www.waxs.com




                                 (Tables Follow)

                       WORLD ACCESS, INC. AND SUBSIDIARIES

                           CONSOLIDATED FINANCIAL DATA


                                                              QUARTER ENDED DECEMBER 31               YEAR ENDED DECEMBER 31
                                                           -------------------------------       --------------------------------
                                                               1998               1997                1998               1997
                                                           ------------       ------------       -------------       ------------
                                                                     (Unaudited)                            (Unaudited)
Equipment sales                                            $ 46,687,303       $ 13,035,171       $ 138,989,934       $ 48,614,439
Carrier service revenues                                     11,250,427                 --          13,142,888                 --
                                                           ------------       ------------       -------------       ------------

    Total sales                                              57,937,730         13,035,171         152,132,822         48,614,439

Cost of equipment sales                                      27,019,696          7,967,485          74,307,335         27,527,416
Write-down of inventories                                     8,812,000                 --           9,272,000                 --
Cost of carrier services                                     10,777,134                 --          12,522,279                 --
                                                           ------------       ------------       -------------       ------------
    Total cost of sales                                      46,608,830          7,967,485          96,101,614         27,527,416
                                                           ------------       ------------       -------------       ------------

    Gross profit                                             11,328,900          5,067,686          56,031,208         21,087,023

Engineering and development                                   2,586,524            456,063           6,842,155          1,647,192
Selling, general and administrative                           8,491,059          1,576,749          19,984,367          6,565,151
Amortization of goodwill                                      1,852,203            384,104           4,254,725          1,109,693
In-process research and development                          50,300,000                 --         100,300,000                 --
Goodwill impairment                                           6,200,000                 --           6,200,000                 --
Provision for doubtful accounts                              10,922,432                 --          11,332,448             48,736
Restructuring and other charges                              16,650,000                 --          17,240,000                 --
                                                           ------------       ------------       -------------       ------------

    Operating income (loss)                                 (85,673,318)         2,650,770        (110,122,487)        11,716,251

Interest and other income                                       591,366          1,669,610           3,418,672          2,465,661
Interest expense                                             (2,231,505)        (1,228,842)         (6,831,327)        (1,040,303)
                                                           ------------       ------------       -------------       ------------
    Income (loss) from continuing operations
      before income taxes and minority interests            (87,313,457)         3,091,538        (113,535,142)        13,141,609

Income taxes                                                (10,765,249)         1,119,000          (1,387,000)         4,791,227
                                                           ------------       ------------       -------------       ------------
    Income (loss) from continuing operations
      before minority interests                             (76,548,208)         1,972,538        (112,148,142)         8,350,382

Minority interests in earnings (loss) of subsidiary            (126,088)                --           2,496,826                 --
                                                           ------------       ------------       -------------       ------------

    Net income (loss) from continuing operations            (76,422,120)         1,972,538        (114,644,968)         8,350,382

Net income (loss) from discontinued operations               (4,678,975)           750,024          (1,757,161)         4,783,721
Write-down of discontinued operations to
   net realizable value                                      (3,500,000)                --          (3,500,000)                --
                                                           ------------       ------------       -------------       ------------

    Net income (loss)                                      $(84,601,095)      $  2,722,562       $(119,902,129)      $ 13,134,103
                                                           ============       ============       =============       ============

Net income (loss) per common share:
    Basic:
      Continuing operations before special charges         $        .08       $        .11       $         .59       $        .48
      Special charges                                             (2.90)                --               (5.78)                --
      Discontinued operations                                      (.30)               .04                (.24)               .28
                                                           ------------       ------------       -------------       ------------
      Net income (loss)                                    $      (3.12)      $        .15       $       (5.43)      $        .76
                                                           ============       ============       =============       ============

    Diluted:
      Continuing operations before special charges(1)      $        .08       $        .10       $         .59       $        .45
      Special charges                                             (2.90)                --               (5.78)                --
      Discontinued operations                                      (.30)               .04                (.24)               .25
                                                           ------------       ------------       -------------       ------------
      Net income (loss)                                    $      (3.12)      $        .14       $       (5.43)      $        .70
                                                           ============       ============       =============       ============

Weighted average shares outstanding:
    Basic                                                    27,123,430         18,180,059          22,072,793         17,242,405
                                                           ============       ============       =============       ============
    Diluted                                                  27,123,430         19,496,701          22,072,793         18,707,781
                                                           ============       ============       =============       ============

(1) RECONCILIATION OF NET INCOME FROM CONTINUING
    OPERATIONS:

                                                     QUARTER ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                  ------------------------------      -------------------------------
                                                       1998              1997               1998              1997
                                                  ------------       -----------      -------------       -----------
Net income (loss) from continuing operations      $(76,422,120)      $ 1,972,538      $(114,644,968)      $ 8,350,382

Write-down of inventories (a)                        5,400,000                --          5,600,000                --
In-process research and development                 50,300,000                --        100,300,000                --
Goodwill impairment                                  6,200,000                --          6,200,000                --
Provision for doubtful accounts (b)                  6,500,000                --          5,100,000                --
Restructuring and other charges (a)                 10,200,000                --         10,500,000                --

                                                  ------------       -----------      -------------       -----------
Net income from continuing operations before
    special charges                               $  2,177,880       $ 1,972,538      $  13,055,032       $ 8,350,382
                                                  ============       ===========      =============       ===========

Diluted shares outstanding                          27,123,430        19,496,701         22,072,793        18,707,781
                                                  ============       ===========      =============       ===========

Per diluted share                                 $        .08       $       .10      $         .59       $       .45
                                                  ============       ===========      =============       ===========

(a) Tax effected at 39%.
(b) Add back expense unrelated to fourth quarter or 1998 sales, tax effected at 39%.




                         CONSOLIDATED BALANCE SHEET DATA

                                                               DECEMBER 31        DECEMBER 31
                                                                   1998              1997
                                                               ------------      ------------
ASSETS
Current Assets
     Cash and equivalents                                      $ 55,176,932      $118,065,045
     Accounts receivable                                         71,035,102        20,263,971
     Inventories                                                 48,590,656        22,426,918
     Deferred taxes                                              26,684,987         1,088,883
     Other current assets                                        27,790,646         9,834,840
                                                               ------------      ------------
               Total Current Assets                             229,278,323       171,679,657
Property and equipment                                           70,387,140         6,064,585
Goodwill and other intangibles                                  287,444,696        32,513,987
Other assets                                                     30,938,263        15,024,512
                                                               ------------      ------------

               Total Assets                                    $618,048,422      $225,282,741
                                                               ============      ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
    Short-term debt                                            $ 13,826,490      $     81,739
    Accounts payable                                             36,417,880         9,339,588
    Other accrued liabilities                                    59,869,741         8,508,698
                                                               ------------      ------------
               Total Current Liabilities                        110,114,111        17,930,025
Long-term debt                                                  145,664,951       115,263,984
Noncurrent liabilities                                            1,050,863           333,802
                                                               ------------      ------------
               Total Liabilities                                256,829,925       133,527,811
                                                               ------------      ------------

Stockholders' equity                                            361,218,497        91,754,930
                                                               ------------      ------------

               Total Liabilities and Stockholders' Equity      $618,048,422      $225,282,741
                                                               ============      ============

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